Exhibit 99.1

DESCARTES ANNOUNCES FISCAL 2021 FOURTH QUARTER
AND ANNUAL FINANCIAL RESULTS
Record Revenues and Income from Operations

WATERLOO, Ontario — March 3, 2021 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2021 fourth quarter (Q4FY21) and year (FY21) ended January 31, 2021. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Descartes is a resilient business designed to deliver results to our customers and shareholders,” said Edward J. Ryan, Descartes’ CEO. “This year, our customers have faced numerous challenges, including supply and demand challenges, travel restrictions, weather events and unique work conditions. Our team of dedicated logistics professionals has done a great job to ensure that the Global Logistics Network was there to help our customers meet and overcome these challenges.”

FY21 Financial Results
As described in more detail below, key financial highlights for Descartes’ FY21 included:
•	Revenues of $348.7 million, up 7% from $325.8 million in the same period a year ago (FY20);
•
Revenues were comprised of services revenues of $309.7 million (89% of total revenues), professional services and other revenues of $33.9 million (10% of total revenues) and license revenues of $5.1 million (1% of total revenues). Services revenues were up 9% from $284.7 million in FY20;

•	Cash provided by operating activities of $131.2 million, up 26% from $104.3 million in FY20;
•	Income from operations of $71.4 million, up 37% from $52.3 million in FY20;
•	Net income of $52.1 million, up 41% from $37.0 million in FY20. Net income as a percentage of revenues was 15%, compared to 11% in FY20;
•	Earnings per share on a diluted basis of $0.61, up 36% from $0.45 in FY20; and
•	Adjusted EBITDA of $142.0 million, up 16% from $122.6 million in FY20. Adjusted EBITDA as a percentage of revenues was 41%, compared to 38% in FY20.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY21 and FY20 (unaudited, dollar amounts in millions):

	FY21	FY20
Revenues	348.7	325.8
Services revenues	309.7	284.7
Gross margin	74%	74%
Cash provided by operating activities	131.2	104.3
Income from operations	71.4	52.3
Net income	52.1	37.0
Net income as a % of revenues	15%	11%
Earnings per diluted share	0.61	0.45
Adjusted EBITDA	142.0	122.6
Adjusted EBITDA as a % of revenues	41%	38%

Q4FY21 Financial Results
As described in more detail below, key financial highlights for Q4FY21 included:
•	Revenues of $93.4 million, up 11% from $84.2 million in the fourth quarter of fiscal 2020 (Q4FY20) and up 7% from $87.5 million in the previous quarter (Q3FY21);
•
Revenues were comprised of services revenues of $82.7 million (89% of total revenues), professional services and other revenues of $9.3 million (10% of total revenues) and license revenues of $1.4 million (1% of total revenues). Services revenues were up 12% from $73.7 million in Q4FY20 and up 7% from $77.6 million in Q3FY21;

•	Cash provided by operating activities of $36.5 million, up 38% from $26.4 million in Q4FY20 and up 10% from $33.1 million in Q3FY21;
•	Income from operations of $21.9 million, up 61% from $13.6 million in Q4FY20 and up 16% from $18.8 million in Q3FY21;
•	Net income of $17.2 million, up 51% from $11.4 million in Q4FY20 and up 29% from $13.3 million in Q3FY21. Net income as a percentage of revenues was 18%, compared to 14% in Q4FY20 and 15% in Q3FY21;
•	Earnings per share on a diluted basis of $0.20, up 54% from $0.13 in Q4FY20 and up 33% from $0.15 in Q3FY21; and
•
Adjusted EBITDA of $38.6 million, up 20% from $32.2 million in Q4FY20 and up 6% from $36.4 million in Q3FY21. Adjusted EBITDA as a percentage of revenues was 41%, compared to 38% in Q4FY20 and 42% in Q3FY21.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY21	Q3 FY21	Q2 FY21	Q1 FY21	Q4 FY20
Revenues	93.4	87.5	84.0	83.7	84.2
Services revenues	82.7	77.6	75.3	74.1	73.7
Gross margin	75%	74%	73%	74%	73%
Cash provided by operating activities	36.5	33.1	34.1	27.5	26.4
Income from operations	21.9	18.8	15.0	15.7	13.6
Net income	17.2	13.3	10.5	11.0	11.4
Net income as a % of revenues	18%	15%	13%	13%	14%
Earnings per diluted share	0.20	0.15	0.12	0.13	0.13
Adjusted EBITDA	38.6	36.4	34.0	33.0	32.2
Adjusted EBITDA as a % of revenues	41%	42%	40%	39%	38%

Cash Position
At January 31, 2021, Descartes had $133.7 million in cash. Cash increased $19.3 million in Q4FY21 and increased $89.3 million in FY21. The table set forth below provides a summary of cash flows for Q4FY21 and FY21 in millions of dollars:

	Q4FY21	FY21
Cash provided by operating activities	36.5	131.2
Additions to property and equipment	(0.9)	(3.8)
Acquisitions of subsidiaries, net of cash acquired	(19.0)	(48.4)
Proceeds from borrowing on credit facility	-	10.2
Credit facility repayments	(0.7)	(10.8)
Issuances of common shares, net of issuance costs	0.2	6.2
Effect of foreign exchange rate on cash	3.2	4.7
Net change in cash	19.3	89.3
Cash, beginning of period	114.4	44.4
Cash, end of period	133.7	133.7

Acquisition of ShipTrack
On November 6, 2020, Descartes acquired all of the shares of ShipTrack Inc. (“ShipTrack”), a provider of cloud-based mobile resource management and shipment tracking solutions. In 2020, ShipTrack was named one of Canada’s Companies-to-Watch in Deloitte’s Technology Fast 50™ awards. The purchase price for the acquisition was approximately $19.0 million (CAD 25.0 million), net of cash acquired, which was funded from cash on hand. Additional contingent consideration of up to CAD 25.0 million in cash is payable if certain revenue performance targets are met by ShipTrack in the two years following the acquisition.

Acquisition of QuestaWeb

On February 26, 2021, Descartes acquired QuestaWeb, a US-based provider of foreign trade zone (FTZ) and customs compliance solutions. The purchase price for the acquisition was approximately $36.0 million, net of cash acquired, which was funded from cash on hand.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, March 3, 2021. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 9076129#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand. A digital replay of the conference call will be available following the call from 8:00 p.m. ET, and until March 10, 2021, at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.   We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed eight acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for FY21 and FY20, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY21	FY20
Net income, as reported on Consolidated Statements of Operations	52.1	37.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.2	4.4
Investment income	(0.2)	(0.2)
Income tax expense	18.3	11.1
Depreciation expense	5.8	6.0
Amortization of intangible assets	55.9	55.5
Stock-based compensation and related taxes	6.6	5.0
Other charges	2.3	3.8
Adjusted EBITDA	142.0	122.6

Revenues	348.7	325.8
Net income as % of revenues	15%	11%
Adjusted EBITDA as % of revenues	41%	38%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY21, Q3FY21, Q2FY21, Q1FY21, and Q4FY20, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY21	Q3FY21	Q2FY21	Q1FY21	Q4FY20
Net income, as reported on Consolidated Statements of Operations	17.2	13.3	10.5	11.0	11.4
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.2	0.3	0.3	0.4
Investment income	(0.1)	-	-	-	(0.1)
Income tax expense	4.5	5.2	4.2	4.4	1.9
Depreciation expense	1.3	1.5	1.4	1.6	2.9
Amortization of intangible assets	14.1	14.0	14.1	13.7	14.1
Stock-based compensation and related taxes	1.9	1.7	1.8	1.2	1.3
Other charges (recoveries)	(0.6)	0.5	1.7	0.8	0.3
Adjusted EBITDA	38.6	36.4	34.0	33.0	32.2

Revenues	93.4	87.5	84.0	83.7	84.2
Net income as % of revenues	18%	15%	13%	13%	14%
Adjusted EBITDA as % of revenues	41%	42%	40%	39%	38%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash	133,661	44,403
Accounts receivable (net)
Trade	37,206	35,118
Other	14,830	7,294
Prepaid expenses and other	16,939	12,984
Inventory	429	411
	203,065	100,210
OTHER LONG-TERM ASSETS	15,550	13,520
PROPERTY AND EQUIPMENT, NET	12,089	13,731
RIGHT-OF-USE ASSETS	12,165	12,877
DEFERRED INCOME TAXES	15,216	21,602
INTANGIBLE ASSETS, NET	239,992	256,956
GOODWILL	565,177	523,690
	1,063,254	942,586
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7,955	7,667
Accrued liabilities	38,879	34,876
Lease obligations	4,168	3,928
Income taxes payable	3,383	1,329
Deferred revenue	49,878	41,143
	104,263	88,943
LONG-TERM DEBT	-	-
LONG-TERM LEASE OBLIGATIONS	8,895	9,477
LONG-TERM DEFERRED REVENUE	1,413	920
LONG-TERM INCOME TAXES PAYABLE	8,230	6,470
DEFERRED INCOME TAXES	29,385	15,067
	152,186	120,877

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,494,658 at January 31, 2021 (January 31, 2020 – 84,156,316)	531,825	524,154
Additional paid-in capital	464,102	459,269
Accumulated other comprehensive loss	(1,189)	(25,944)
Accumulated deficit	(83,670)	(135,770)
	911,068	821,709
	1,063,254	942,586

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2021	2020	2019

REVENUES	348,664	325,791	275,171
COST OF REVENUES	89,910	85,721	74,994
GROSS MARGIN	258,754	240,070	200,177
EXPENSES
Sales and marketing	38,785	40,389	36,873
Research and development	54,066	53,513	47,872
General and administrative	36,267	34,628	30,012
Other charges	2,335	3,797	3,798
Amortization of intangible assets	55,905	55,485	40,179
	187,358	187,812	158,734
INCOME FROM OPERATIONS	71,396	52,258	41,443
INTEREST EXPENSE	(1,186)	(4,416)	(2,128)
INVESTMENT INCOME	159	193	195
5.INCOME BEFORE INCOME TAXES	70,369	48,035	39,510
INCOME TAX EXPENSE
Current	3,746	5,295	6,042
Deferred	14,523	5,743	2,191
	18,269	11,038	8,233
NET INCOME	52,100	36,997	31,277
EARNINGS PER SHARE
Basic	0.62	0.45	0.41
Diluted	0.61	0.45	0.40
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,360	81,659	76,832
Diluted	85,756	82,867	77,791

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2021	2020	2019
OPERATING ACTIVITIES
Net income	52,100	36,997	31,277
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,757	6,037	4,544
Amortization of intangible assets	55,905	55,485	40,179
Stock-based compensation expense	6,313	4,909	3,710
Other non-cash operating activities	207	337	71
Deferred tax expense	14,523	5,743	2,191
Deferred tax charge	-	-	(49)
Changes in operating assets and liabilities:	(3,575)	(5,256)	(3,849)
Cash provided by operating activities	131,230	104,252	78,074
INVESTING ACTIVITIES
Additions to property and equipment	(3,759)	(4,900)	(5,244)
Acquisition of subsidiaries, net of cash acquired	(48,403)	(292,053)	(67,932)
Cash used in investing activities	(52,162)	(296,953)	(73,176)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	10,196	297,015	68,468
Credit facility repayments	(10,793)	(322,634)	(78,659)
Payment of debt issuance costs	(40)	(1,400)	-
Issuance of common shares for cash, net of issuance costs	6,194	237,973	345
Payment of contingent consideration	-	(785)	(1,531)
Cash provided by (used in) financing activities	5,557	210,169	(11,377)
Effect of foreign exchange rate changes on cash	4,633	(363)	(1,368)
Increase (decrease) in cash	89,258	17,105	(7,847)
Cash, beginning of year	44,403	27,298	35,145
Cash, end of year	133,661	44,403	27,298